

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 24, 2020

Douglas Swirsky
President and Chief Executive Officer
Rexahn Pharmaceuticals, Inc.
15245 Shady Grove Road, Suite 455
Rockville, MD 20850

> **Re: Rexahn Pharmaceuticals, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed September 16, 2020**
> **File No. 333-239702**

Dear Mr. Swirsky:

We have reviewed your amended registration statement and have the following comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-4

Exhibits

1. In its consent filed as Exhibit 99.5, Oppenheimer & Co. Inc. disclaims that it comes within the category of persons whose consent is required under Section 7 of the Securities Act of 1933. Please obtain and file a revised consent that does not include this disclaimer. Refer to Securities Act Section 7(a) and Securities Act Rules CDI 233.01.

You may contact Julie Sherman at (202) 551-3640 or Lynn Dicker at (202) 551-3616 if you have questions regarding the financial statements and related matters. Please contact Abby Adams at (202) 551-6902 or Dorrie Yale at (202) 551-8776 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: William I. Intner, Esq.